Exhibit 99.1

Kingsoft Cloud Announces Unaudited First Quarter 2026 Financial Results

Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading cloud service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

Mr. Tao Zou, Chairman of the Board and Chief Executive Officer of Kingsoft Cloud, commented: “We continued to advance our 'High Quality and Sustainable Development Strategy'. The gross billing of AI business grew 90% year-over-year, accounting for more than half of the revenue from public cloud services for the first time. We are excited about the vast opportunities in this new era, from computing power to vertical solutions, as we continued to invest in infrastructure, enhance our capabilities, and strengthen customer base both within and outside of the ecosystem.”

Ms. Yi Li, Chief Financial Officer of Kingsoft Cloud, added, “We delivered a solid quarter, with our total revenue reaching RMB2,703.7 million, an increase of 37.2% year-over-year. Our adjusted gross profit was RMB351.4 million, increased by 7.2% year-over-year, despite overall supply chain challenges. Our adjusted EBITDA margin was 27.6%, increased by 11.4 percentage points year-over-year, in line with our AI revenue growth. In light of strong demand across diverse sectors, we remain steadfast in investing in our infrastructure, as our capital expenditures and leased assets obtained in combination amounted to RMB3 billion in Q1, and we expect to continue to invest to facilitate further business expansion throughout the year.”

First Quarter 2026 Financial Results

Total Revenues reached RMB2,703.7 million (US$392.01 million), increased by 37.2% year-over-year from RMB1,970.0 million in the same quarter of 2025, and decreased by 2.1% quarter-over-quarter from RMB2,761.4 million in the fourth quarter of 2025. The year-over-year increase was mainly due to the revenue growth from Xiaomi and Kingsoft Ecosystem and AI related customers and our further penetration into enterprise cloud customers. The quarter-over-quarter decrease was mainly due to the seasonality impact for enterprise cloud.

Revenues from public cloud services were RMB1,996.3 million (US$289.4 million), increased by 47.5% year-over-year from RMB1,353.5 million in the same quarter of 2025 and increased by 4.9% quarter-over-quarter from RMB1,902.4 million last quarter. The increase was mainly due to higher overall revenue driven by the growth of AI demands.

Revenues from enterprise cloud services were RMB707.4 million (US$102.6 million), representing a year-over-year increase of 14.7% from RMB616.5 million in the same quarter of 2025 and a quarter-over-quarter decrease of 17.6% from RMB859.0 million last quarter. The sequential decrease was mainly due to the Chinese New Year impact and differentiated delivery schedules for various projects.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026 as certified for customs purposes by the Federal Reserve Bank of New York.

Cost of revenues was RMB2,358.0 million (US$341.8 million), representing an increase of 42.8% from RMB1,651.7 million in the same quarter of 2025, which was mainly due to our investment into AI computing resources. IDC costs increased by 26.1% year-over-year from RMB722.8 million to RMB911.1 million (US$132.1 million) this quarter, largely in line with our revenue expansion. Depreciation and amortization costs increased from RMB378.5 million in the same quarter of 2025 to RMB818.9 million (US$118.7 million) this quarter. The increase was mainly due to the depreciation of newly acquired and leased servers, and network equipment which were mainly related to AI business. Solution development and services costs increased by 13.8% year-over-year from RMB505.2 million in the same quarter of 2025 to RMB574.8 million (US$83.3 million) this quarter. The increase was mainly due to the solution personnel expansion of Camelot. Fulfillment costs and other costs were RMB1.8 million (US$0.3 million) and RMB51.4 million (US$7.4 million) this quarter.

Gross profit was RMB345.7 million (US$50.1 million), representing an increase of 8.6% from RMB318.3 million in the same quarter of 2025. The increase was mainly due to the expansion of our revenue scale, especially the AI business. Gross margin was 12.8% in this quarter, compared with 16.2% in the same quarter of 2025 and 16.9% in the fourth quarter last year. The decrease was mainly due to the higher cost of servers along with the expansion of AI business, as well as upfront costs incurred for future revenue-generating activities with certain customers. Non-GAAP gross profit2 was RMB351.4 million (US$50.9 million), compared with RMB327.7 million in the same period in 2025. Non-GAAP gross margin2 was 13.0%, compared with 16.6% in the same period in 2025.

Total operating expenses were RMB511.9 million (US$74.2 million), decreased by 7.4% from RMB552.5 million in the same quarter of 2025 and decreased by 3.8% from RMB531.8 million last quarter. Among which:

Selling and marketing expenses were RMB123.8 million (US$17.9 million), decreased by 14.2% from RMB144.3 million in the same period in 2025 and increased by 0.7% from RMB122.9 million last quarter. The year-over-year decrease was mainly due to the decrease of share-based compensation, and the quarter-over-quarter increase was mainly due to the increase of personnel costs and marketing expenses.

General and administrative expenses were RMB194.8 million (US$28.2 million), increased by 7.0% from RMB182.0 million in the same period in 2025 and decreased by 10.9% from RMB218.7 million last quarter. The year-over-year increase was mainly due to the increase of credit loss expenses, and the quarter-over-quarter decrease was mainly due to the decrease of personnel costs, and share-based compensation, as well as the decrease of credit loss expenses.

Research and development expenses were RMB193.3 million (US$28.0 million), decreased by 14.5% from RMB226.2 million in the same period in 2025 and increased by 1.6% from RMB190.2 million last quarter. The year-over-year decrease was mainly due to the decrease of personnel costs and share-based compensation.

Operating loss was RMB166.1 million (US$24.1 million), narrowed by 29.1% from RMB234.2 million in the same period in 2025 and increased by 150.0% from RMB66.5 million last quarter. The year-over-year improvement was mainly due to the increase of revenue, while the sequential increase was mainly due to the impact of decrease in gross profit. Non-GAAP operating loss3 was RMB59.8 million (US$8.7 million), compared with operating loss of RMB55.8 million in the same period last year and operating profit of RMB54.6 million last quarter.

2 Non-GAAP gross profit is defined as gross profit excluding share-based compensation expenses allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

3 Non-GAAP operating (loss) profit is defined as operating loss excluding share-based compensation expenses and amortization of intangible assets, and we define Non-GAAP operating (loss) profit margin as Non-GAAP operating (loss) profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Net loss was RMB343.7 million (US$49.8 million), increased by 8.7% from RMB316.1 million in the same quarter of 2025 and increased by 111.0% from RMB162.9 million last quarter. Non-GAAP net loss4 was RMB237.1 million (US$34.4 million), compared with RMB190.6 million in the same quarter of 2025 and RMB94.6 million last quarter.

Non-GAAP EBITDA5 was RMB747.5 million (US$108.4 million), compared with RMB318.5 million in the same quarter of 2025 and RMB785.2 million last quarter. Non-GAAP EBITDA margin was 27.6%, compared with 16.2% in the same quarter of 2025 and 28.4% last quarter.

Basic and diluted net loss per share was RMB0.08 (US$0.01), compared with RMB0.08 in the same quarter of 2025 and RMB0.04 last quarter.

Cash and cash equivalents were RMB4,903.8 million (US$710.9 million) as of March 31, 2026, compared with RMB6,018.0 million as of December 31, 2025. The decrease was mainly due to the investment into the procurement of computing power equipment.

Outstanding ordinary shares were 4,490,544,972 as of March 31, 2026, equivalent to about 299,369,665 ADSs.

Conference Call Information

Kingsoft Cloud’s management will host an earnings conference call on Wednesday, May 27, 2026 at 8:15 am, U.S. Eastern Time (8:15 pm, Beijing/Hong Kong Time on the same day).

Participants can register for the conference call by navigating to https://register-conf.media-server.com/register/BI0c3c6d36e97944f292b62e0d1101c115. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating (loss) profit, Non-GAAP operating (loss) profit margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation expenses allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP operating (loss) profit as operating loss excluding share-based compensation expenses and amortization of intangible assets, and we define Non-GAAP operating (loss) profit margin as Non-GAAP operating (loss) profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation expenses and foreign exchange (gain) loss, and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

4 Non-GAAP net loss is defined as net loss excluding share-based compensation expenses and foreign exchange (gain) loss, and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

5 Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense (benefit) and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB6.8980 to US$1.00, the noon buying rate in effect on March 31, 2026 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’ s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Wayne Wang

Tel: +86 (10) 6292-7777 Ext. 6300

Email:ksc-ir@kingsoft.com

Other information

Mr. Tian Kaiyan has served as our senior vice president since 2025.

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2025	Mar 31, 2026	Mar 31, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,018,043	4,903,797	710,901
Restricted cash	99,194	46,897	6,799
Accounts receivable, net	1,740,472	2,066,757	299,617
Prepayments and other assets	2,592,314	2,796,114	405,350
Amounts due from related parties	573,396	686,697	99,550
Total current assets	11,023,419	10,500,262	1,522,217
Non-current assets:
Property and equipment, net	10,094,870	12,173,645	1,764,808
Intangible assets, net	532,769	489,142	70,911
Goodwill	4,605,724	4,605,724	667,690
Prepayments and other assets	139,836	271,264	39,325
Equity investments	234,166	281,712	40,840
Operating lease right-of-use assets	98,405	134,505	19,499
Total non-current assets	15,705,770	17,955,992	2,603,073
Total assets	26,729,189	28,456,254	4,125,290

LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	2,014,453	2,216,441	321,316
Accrued expenses and other current liabilities	3,222,429	3,564,021	516,675
Short-term borrowings	3,348,279	3,590,727	520,546
Income tax payable	73,310	72,128	10,456
Amounts due to related parties	721,932	722,431	104,731
Current operating lease liabilities	40,941	50,993	7,392
Total current liabilities	9,421,344	10,216,741	1,481,116
Non-current liabilities:
Long-term borrowings	3,023,538	3,293,125	477,403
Amounts due to related parties	2,212,325	2,023,958	293,412
Deferred tax liabilities	61,914	57,259	8,301
Other liabilities	2,645,895	3,804,427	551,526
Non-current operating lease liabilities	51,139	62,426	9,050
Total non-current liabilities	7,994,811	9,241,195	1,339,692
Total liabilities	17,416,155	19,457,936	2,820,808
Shareholders’ equity:
Ordinary shares	30,888	30,888	4,478
Treasury shares	(31,068)	(18,958)	(2,748)
Additional paid-in capital	24,073,006	24,124,371	3,497,299
Statutory reserves funds	51,661	51,661	7,489
Accumulated deficit	(15,247,868)	(15,591,688)	(2,260,320)
Accumulated other comprehensive income	440,407	405,935	58,848
Total Kingsoft Cloud Holdings Limited shareholders’ equity	9,317,026	9,002,209	1,305,046
Non-controlling interests	(3,992)	(3,891)	(564)
Total equity	9,313,034	8,998,318	1,304,482
Total liabilities, non-controlling interests and shareholders’ equity	26,729,189	28,456,254	4,125,290

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	Mar 31, 2025	Dec 31, 2025	Mar 31, 2026	Mar 31, 2026
	RMB	RMB	RMB	US$
Revenues:
Public cloud services	1,353,479	1,902,378	1,996,301	289,403
Enterprise cloud services	616,498	859,009	707,431	102,556
Total revenues	1,969,977	2,761,387	2,703,732	391,959
Cost of revenues	(1,651,671)	(2,296,037)	(2,357,984)	(341,836)
Gross profit	318,306	465,350	345,748	50,123
Operating expenses:
Selling and marketing expenses	(144,338)	(122,914)	(123,776)	(17,944)
General and administrative expenses	(181,999)	(218,685)	(194,765)	(28,235)
Research and development expenses	(226,170)	(190,201)	(193,315)	(28,025)
Total operating expenses	(552,507)	(531,800)	(511,856)	(74,204)
Operating loss	(234,201)	(66,450)	(166,108)	(24,081)
Interest income	4,946	39,039	32,030	4,643
Interest expense	(82,897)	(153,415)	(153,595)	(22,267)
Foreign exchange gain (loss)	9,051	10,265	(44,006)	(6,380)
Other gain (loss), net	3,244	(5,822)	(6,588)	(955)
Other (expense) income, net	(7,012)	74	(372)	(54)
Loss before income taxes	(306,869)	(176,309)	(338,639)	(49,094)
Income tax (expense) benefit	(9,241)	13,437	(5,081)	(737)
Net loss	(316,110)	(162,872)	(343,720)	(49,831)
Less: net (loss) profit attributable to non-controlling interests	(2,184)	(2,632)	100	14
Net loss attributable to Kingsoft Cloud Holdings Limited	(313,926)	(160,240)	(343,820)	(49,845)
Net loss per share:
Basic and diluted	(0.08)	(0.04)	(0.08)	(0.01)
Shares used in the net loss per share computation:
Basic and diluted	3,728,092,123	4,544,291,397	4,555,310,453	4,555,310,453
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	7,744	(70,987)	(34,472)	(4,997)
Comprehensive loss	(308,366)	(233,859)	(378,192)	(54,828)
Less: Comprehensive (loss) income attributable to non-controlling interests	(2,200)	(2,388)	100	14
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(306,166)	(231,471)	(378,292)	(54,842)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2025	Dec 31, 2025	Mar 31, 2026	Mar 31, 2026
	RMB	RMB	RMB	US$
Gross profit	318,306	465,350	345,748	50,123
Adjustments:
– Share-based compensation expenses (allocated in cost of revenues)	9,365	5,526	5,658	820
Adjusted gross profit (Non-GAAP Financial Measure)	327,671	470,876	351,406	50,943

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2025	Dec 31, 2025	Mar 31, 2026
Gross margin	16.2%	16.9%	12.8%
Adjusted gross margin (Non-GAAP Financial Measure)	16.6%	17.1%	13.0%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2025	Dec 31, 2025	Mar 31, 2026	Mar 31, 2026
	RMB	RMB	RMB	US$
Net Loss	(316,110)	(162,872)	(343,720)	(49,831)
Adjustments:
– Share-based compensation expenses	134,611	78,505	62,571	9,071
– Foreign exchange (gain) loss	(9,051)	(10,265)	44,006	6,380
Adjusted net loss (Non-GAAP Financial Measure)	(190,550)	(94,632)	(237,143)	(34,380)
Adjustments:
– Interest income	(4,946)	(39,039)	(32,030)	(4,643)
– Interest expense	82,897	153,415	153,595	22,267
– Income tax expense (benefit)	9,241	(13,437)	5,081	737
– Depreciation and amortization	421,901	778,941	858,003	124,384
Adjusted EBITDA (Non-GAAP Financial Measure)	318,543	785,248	747,506	108,365
– Gain on disposal of property and equipment	(2,110)	(72,662)	-	-
Excluding gain on disposal of property and equipment, normalized Adjusted EBITDA	316,433	712,586	747,506	108,365

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2025	Dec 31, 2025	Mar 31, 2026	Mar 31, 2026
	RMB	RMB	RMB	US$
Operating loss	(234,201)	(66,450)	(166,108)	(24,081)
Adjustments:
– Share-based compensation expenses	134,611	78,505	62,571	9,071
– Amortization of intangible assets	43,781	42,531	43,720	6,338
Adjusted operating (loss) profit (Non-GAAP Financial Measure)	(55,809)	54,586	(59,817)	(8,672)
– Gain on disposal of property and equipment	(2,110)	(72,662)	-	-
Excluding gain on disposal of property and equipment, normalized Adjusted operating loss	(57,919)	(18,076)	(59,817)	(8,672)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended
	Mar 31, 2025	Dec 31, 2025	Mar 31, 2026
Net loss margin	-16.0%	-5.9%	-12.7%
Adjusted net loss margin (Non-GAAP Financial Measure)	-9.7%	-3.4%	-8.8%
Adjusted EBITDA margin (Non-GAAP Financial Measure)	16.2%	28.4%	27.6%
Normalized Adjusted EBITDA margin	16.1%	25.8%	27.6%
Adjusted operating (loss) profit margin (Non-GAAP Financial Measure)	-2.8%	2.0%	-2.2%
Normalized Adjusted operating loss margin	-2.9%	-0.7%	-2.2%

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(All amounts in thousands)

	Three Months Ended
	Mar 31, 2025	Dec 31, 2025	Mar 31, 2026	Mar 31, 2026
	RMB	RMB	RMB	US$
Net cash (used in) generated from operating activities	(418,390)	1,042,626	533,978	77,411
Net cash used in investing activities	(490,393)	(427,671)	(1,630,049)	(236,307)
Net cash generated from financing activities	549,998	1,514,234	7,606	1,103
Effect of exchange rate changes on cash, cash equivalents and restricted cash	15,028	(62,205)	(78,078)	(11,320)
Net (decrease) increase in cash, cash equivalents and restricted cash	(343,757)	2,066,984	(1,166,543)	(169,113)
Cash, cash equivalents and restricted cash at beginning of period	2,730,101	4,050,253	6,117,237	886,813
Cash, cash equivalents and restricted cash at end of period	2,386,344	6,117,237	4,950,694	717,700